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                                                                      EXHIBIT 13

                                                      Investment Banking Group

                                                      10900 Wilshire Boulevard
                                                      Suite 900
                                                      Los Angeles, California
                                                      90024

LOGO OF MERRILL LYNCH

                                              February 27, 1995

Board of Directors
AST Research, Inc.
16215 Alton Parkway
Irvine, CA 92718

Gentlemen:

  AST Research, Inc. (the "Company") and Samsung Electronics Co., Ltd. (the "Purchaser") propose to enter into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which, among other things, the Purchaser will
(i) acquire from the Company approximately 6.44 million newly issued shares of common stock, par value $0.01 per share (the "Common Stock") of the Company at a purchase price of $19.50 per share (the "Initial Purchase"), (ii) make a tender offer to purchase approximately 5.82 million shares of Common Stock at $22.00 per Share, net to the seller in cash (the "Tender Offer"), and (iii) acquire from the Company approximately 5.63 million newly issued shares of Common Stock of the Company at a purchase price of $22.00 per share (the "Subsequent Purchase") (such shares representing approximately 40.25% of the shares of Common Stock outstanding after giving effect to the various transactions). We further understand that the Company and the Purchaser propose to enter into certain other agreements including the Stockholder Agreement, the Strategic Alliance Agreement, the Letter of Credit Agreement and the Registration Rights Agreement (each as defined in the Stock Purchase Agreement) (collectively, the "Ancillary Agreements"). The Initial Purchase, the Tender Offer, the Subsequent Purchase and the transactions and arrangements provided for in the Ancillary Agreements are collectively referred to as the "Transactions". Consummation of the Tender Offer, the Subsequent Purchase and the transactions and arrangements provided for in the Ancillary Agreements is conditioned upon approval thereof by the holders of the Common Stock.


  You have asked us whether, in our opinion, the proposed consideration to be received by the Company and the holders of the Common Stock (other than the Purchaser and its affiliates) in the proposed Transactions, taken as a whole, is fair to the Company and such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended July 2, 1994 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending September 30, 1994 and December 31, 1994;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;
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  (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects and the anticipated financial benefits of certain of the Ancillary Agreements;

  (4) Reviewed the historical market prices and trading activity for the Common Stock of the Company and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

  (5) Compared the results of operations of the Company with those of certain companies which we deemed to be reasonably similar to the Company;

  (6) Compared the proposed financial terms of the Transactions contemplated by the Stock Purchase Agreement with the financial terms of certain other strategic investments and mergers and acquisitions which we deemed to be relevant;

  (7) Participated in discussions and negotiations among representatives of the Company, the Purchaser and their respective advisors;

  (8) Reviewed the Stock Purchase Agreement and the Ancillary Agreements dated February 27, 1995; and

  (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts and other information relating to its prospects and future performance that have been furnished to us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and the other matters covered thereby. We have also relied without independent verification on the estimates of the Company as to the anticipated financial benefits of certain of the Ancillary Agreements and have assumed that the agreements to be entered into pursuant thereto will provide in the aggregate such benefits.

  In connection with our providing financial advice to the Company regarding the matters set forth in this opinion, we have, at the Company's request, had contacts with several third parties identified to us by the Company or its agents with respect to an investment in or acquisition of the Company. We have not otherwise been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for any transaction with respect to the Company. We understand that the Company has also engaged another party to make certain such inquiries, although we have not independently verified such matters.

  We have, in the past, provided financial advisory and financing services to the Company and to the Purchaser on unrelated matters and have received fees for the rendering of such services.
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  On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be received by the Company and the holders of the Common Stock (other than the Purchaser and its affiliates) pursuant to the proposed Transactions, taken as a whole, is fair to the Company and such stockholders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                          By  /s/ Douglas L. Braunstein
                                            -----------------------------------
                                             Managing Director
                                             Investment Banking Group